UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Commission File No. 024-11950

Skybound Holdings LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4711413
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Common Interests

(Title of each class of securities issued pursuant to Regulation A)

2

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” herein refer to Skybound Holdings LLC and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our Unaudited Consolidated Financial Statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Business Overview

Skybound Holdings LLC is a Delaware limited liability company formed on December 14, 2016. On December 1, 2022, the Company changed its name from Mr. Mango LLC to Skybound Holdings LLC. The Company is the holding company for a multi-platform entertainment enterprise which owns and exploits intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming and music publishing.

The Company, together with its subsidiaries, is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators’ stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including The Walking Dead, Invincible, Superfight, and Impact Winter.  The Company maintains key partnerships across the entertainment industry including Universal Pictures and Image Comics, holds a first look development deal with Audible, and has engaged an ongoing strategic business partnership with mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). The Company’s capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale’s The Walking Dead video game series.

3

Sources of Revenue

The Company’s revenue stems from the exploitation of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the exploitation of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the exploitation of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

Operating Results

	June 30, 2023	June 30, 2022
Revenue	$47,239,080	$47,336,960
Cost of Revenue	$27,414,554	$25,095,118
Total operating expenses	$16,439,740	$15,471,554
Other income	$6,402,626	$13,179,124
Interest income	$301,386	$541
Interest expense	$(57,508)	$(35,336)
Income tax	$1,920,940	$7,279,147
Net Income	$7,866,472	$12,670,265
Loss from Minority Interests	$(75,965)	$(151,274)
Net Income attributable to Skybound Holdings LLC and subsidiaries	$7,942,437	$12,821,539
Foreign currency exchange	$(109,149)	$2,930
Earnings per Common Interest, basic	$16.87	$20.47
Earnings per Common Interest, diluted	$11.85	$15.95

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS)

FOR THE SIX MONTHS ENDING JUNE 30,	2023	2022

Net Income Attributable to Skybound Holdings LLC and subsidiaries	$7,942,437	$12,821,539

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	366,114	228,664
Tax expense	1,920,940	7,279,147
Interest expense	57,508	35,336

OTHER FINANCIAL DATA
EBITDA(1)	$10,286,999	$20,364,686

(1)	EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis.

EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization.

EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

4

Revenue

The Company generates revenue primarily through the sale of physical and digital products, licensing and royalties, and certain services, including production and marketing services.

For the six-month period ending June 30, 2023, revenue was $47,239,080 compared to $47,336,960 for the corresponding period the year prior.

Cost of Revenue

During the six-month period ending June 30, 2023, cost of revenue totaled $27,414,554. For the corresponding period the year prior, cost of revenue totaled $25,095,118. The increase in cost of revenue in 2023 was primarily due to the cost incurred for the production of Seasons 2 and 3 of Invincible.

Operating Expenses

The Company’s operating expenses increased from $15,471,554 in the six-month period ending June 30, 2022 to $16,439,740 for the six-month period ending June 30, 2023. The primary reason for such increase in operating expenses in 2023 is the Company’s incurred expenses to expand its team to support the Company’s growth strategy.

Sales and marketing expenses

During the six-month period ending June 30, 2023, sales and marketing expenses totaled $3,594,881; while during the six-month period ending June 30, 2022, sales and marketing expenses totaled $4,069,406. The decrease in marketing spend is primarily due to shifting certain game launches from Q2 2023 to Q3 2023.

Other Income and Expenses

During the six-month period ending June 30, 2023, interest income was $ 301,386, with an interest expense of $57,508. During the six-month period ending June 30, 2022, interest income was $541, with an interest expense of $35,336.

For the six-month period ending June 30, 2023, the Company generated other income of $6,402,626. For the corresponding period in 2022, the Company recorded a gain on other income of $13,179,124. Other income consists of gains from derivatives, sale of investment and other non-operating income.

For the six-month period ending June 30, 2023, the Company recorded a loss on foreign currency exchange of $109,149. For the corresponding period in 2022, the Company recorded a gain on foreign currency exchange of $2,930.

Income Tax

Income taxes were $1,920,940 for the six-month period ending June 30, 2023. Income taxes were $7,279,147 for the corresponding period in 2022.

5

Net Income

The Company’s net income for the six-month period ending June 30, 2023 was $7,866,472, compared to $12,670,265 for the corresponding period in 2022. The decrease in net income in 2023 was primarily due to the majority of the gain in value of the Company’s derivative assets being recognized in 2022.

Total Assets

For the six-month period ending June 30, 2023, the Company possessed assets totaling $154,815,636, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, and prepaid expenses and other current assets. For the corresponding period in 2022, the Company possessed assets totaling $94,036,337, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, and prepaid expenses and other current assets. This increase in assets in 2023 was primarily due to an increase in accounts receivables as a result of the sale of stock warrants and an increase in the Company’s investments.

Total Liabilities

For the six-month period ending June 30, 2023, liabilities totaled $57,819,545, primarily consisting of short-term debt. For the corresponding period in 2022, liabilities totaled $37,324,784, primarily consisting of short-term debt. The increase in liabilities in 2023 was primarily due to the distributed product payables related to the agreement with Krafton (see Notes 2 and 14 of the unaudited financial statements).

Cash Flows from Operating Activities

Net cash provided in operating activities was $9,628,348 for the six-month period ending June 30, 2023 and net cash provided in operating activities for the corresponding period in 2022 was $16,806,311. The decrease in 2023 was due to lower revenues in the first half of 2023.

Cash Flows Used in Investing Activities

During the six-month period ending June 30, 2023, net cash used in investing activities was $4,535,386, and during the corresponding period in 2022, net cash used in investing activities was $9,531,715.

The Company has made several investments. The Company has made an aggregate equity investment of $7,286,799 in the mobile games developer, 5th Planet Games A/S, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, over an approximately 2-year period starting in September 2021. The Company is further making additional investments in video game publishing and distribution associated with this investment, and may seek future strategic investment opportunities. In 2022, the Company entered into a multi-tranche equity investment of $5,250,000 in game developer Mega Cat Studios, Inc. through Bumbio LLC. The Company made its first tranche payment of $2,000,000 in September 2022, its second tranche payment of $1,500,000 in February 2023 and its third (and final) tranche payment of $1,750,000 in June 2023. The Company also made an equity investment of $2,000,000 in narrative game development studio and publisher LCG Entertainment, Inc. through Skybound, LLC.

6

Cash Flows from Financing Activities

Net cash provided by financing activities was $16,884,877 for the six-month period ending June 30, 2023, and for the corresponding period in 2022, net cash provided by financing activities was $2,502,967. The increase in cash in 2023 was due to the capital raised in the 2023 Offering described below.

Equity and Debt Financing

The Company raised approximately $17,843,500 from an offering of limited liability company common equity interests offered pursuant to the securities registration exemption afforded by Regulation A, which closed on June 10, 2023 (the “2023 Offering”). Including the 2023 Offering, as of June 30, 2023, the Company has raised a total of $60,546,707 through selling equity membership interests, including preferred membership interests, common membership interests, options, warrants, and other convertible instruments.

Liquidity and Capital Resources

As of June 30, 2023, the Company has a current ratio of 2.06 and total operating expenses of $16,439,740. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for at least 16 months. The primary sources of the Company’s liquidity are cash from its 2021 Series B Preferred Interest financing, cash resulting from ongoing operations, cash from the 2023 Offering and other raised capital. The Company also has access to an $8 million line of credit. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

In the past two years, the bulk of the Company’s capital expenditures have been allocated to developing smaller original video games, totaling about $5,000,000 a year. As of June 30, 2023, the Company has a remaining obligation of approximately $3,500,000 related to its equity investment in 5th Planet Games A/S. However, with two successful pieces of creative work, timing is of the essence. The Company plans on making the most of the current popularity to develop AAA games (i.e. the most desirable games) and grow its sales, marketing, and social media teams to increase sales and has already made the move to start an internal game development company. The Company intends to have material capital expenditures in the future related to this strategy. See the “Use of Proceeds” section within the Form 1-A.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1)	Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.
2)	Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Revenue Trends

The Company’s video game revenue is categorized into four types: 1) physical product, 2) digital product, 3) licensing/royalty, and 4) distribution/publishing. In addition, if an opportunity presents itself, the Company also provides video game marketing services. Both physical and digital product revenue are recognized upon sale. Licensing and royalty revenue are recognized in line with performance obligations along with any service revenue. Video games represented about 78% of revenue in 2021 and 67% in 2022 and we expect video games to represent 70% of revenue going forward.

Costs and Expenses Trends

The Company expects operating expenses to increase for the fiscal year ended December 31, 2023, primarily due to an increase in general and administrative costs associated with the addition of personnel to support the Company’s growth and legal, accounting and audit expenses due to costs associated with equity offerings, an increase in sales and marketing costs, primarily due to increased marketing event costs and increased marketing and social media campaigns to support the targeted revenue growth.

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators’ visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

●	continuing to expand Company’s publishing and distribution of both independent video game titles and video games based on Company-owned IP such as Invincible and Impact Winter;
●	strengthening the strategic relationship with 5th Planet Games A/S through co-financing video games and increasing the Company’s engagement with audiences in Europe;
●	pursuing new strategic partnership opportunities, including the development of anime projects;
●	expanding productions of original television;
●	building robust capabilities internally to address the growing needs of the business in the area of marketing and community management; and
●	strengthening internal legal, finance and HR resources.

ITEM 2. Other Information

There have been no material changes which would require disclosure pursuant to the requirements of Regulation A.

7

ITEM 3. Financial Statements

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Balance Sheet

As of June 30,	2023	2022

ASSETS

Current assets:
Cash and cash equivalents	$48,341,314	$30,644,555
Accounts receivable, net	35,705,906	11,881,145
Distributed product receivable, (Notes 2 and 14)	791,569	-
Due from related parties	387,083	811,553
Inventories, net (Notes 2 and 3)	4,446,165	2,948,267
Software and IP development costs, net (Notes 2 and 4)	4,543,885	35,138
Contract costs to related parties	1,435,384	407,143
Prepaid expenses and other current assets	4,822,754	947,201
Total current assets	100,474,060	47,675,002

Property and equipment, net	767,739	500,231
TV / Film development costs, net (Notes 2 and 4)	5,392,512	469,639
Non-current software and IP development costs, net (Notes 2 and 4)	6,551,794	4,158,779
Non-current due from related parties	1,795,692	290,000
Deferred tax asset (Notes 2 and 15)	-	4,326,679
Equity-method investment (Notes 2 and 6)	20,121,316	2,866,914
Derivative asset Notes 2, 6 and 7)	7,797,546	8,142,481
Investment other, (Notes 2 and 7)	3,311,168	15,609,452
Right of use assets (Notes 2 and 13)	6,048,197	7,121,258
Other non-current assets (Notes 2 and 13)	2,555,612	2,875,902
Total assets	$154,815,636	$94,036,337

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	$2,462,474	$1,395,330
Distributed product payable (Notes 2 and 14)	26,591,963	(89,119)
Accrued liabilities (Note 8)	5,215,911	12,653,267
Lease liability, short-term (Notes 2 and 13)	1,119,107	1,099,634
Accrued royalties to related parties (Note 12)	3,655,909	1,654,905
Deferred revenue, short-term (Notes 2 and 14)	8,967,113	9,344,601
Tax liabilities	728,241	1,178,037
Notes payable, short term	-	250,000
Other current liabilities	(8,214)	(66,925)
Total current liabilities	48,732,504	27,419,730

Notes payable, short term	-	-
Lease liability, long-term (Notes 2 and 13)	5,091,651	6,021,625
Deferred tax liability (Note 15)	403,184	-
Deferred revenue, long-term (Notes 2 and 14)	3,076,661	3,883,429
Other non-current liabilities	515,545	-
Total liabilities	57,819,545	37,324,784

Commitments and contingencies (see Note 13)

Members’ equity:
Preferred Interests	43,964,636	43,960,792
Common Interests	16,776,279	830,819
SAFE Investment	3,000,000	-
Additional paid-in capital	1,855,671	299,953
Accumulated other comprehensive income (loss)	14,490	(54,687)
Retained earnings (accumulated deficit)	30,821,178	10,883,600
Members’ equity of Skybound Holdings LLC and subsidiaries	96,432,254	55,920,477
Noncontrolling interest	563,837	791,076
Total members’ equity	96,996,091	56,711,553
Total liabilities and members’ equity	$154,815,636	$94,036,337

See accompanying notes to unaudited consolidated financial statements.

2022 includes post audit adjustments.

8

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Income Statement

For the six month period ending June 30,	2023	2022

Revenue	$47,239,080	$47,336,960

Cost of revenue	27,414,554	25,095,118

Gross profit	19,824,526	22,241,842

Operating expenses:
Sales and marketing	3,594,881	4,069,406
General and administrative	10,388,594	9,217,164
Research and development	2,456,265	2,184,984
Total operating expenses	16,439,740	15,471,554

Income from operations	3,384,786	6,770,288

Other income (expenses):
Interest income	301,386	541
Interest expense	(57,508)	(35,336)
Foreign currency exchange	(109,149)	2,930
Change in fair value of derivative	-	2,523,812
Initial fair value derivative	-	10,401,617
Other non-operating income (expense)	6,267,897	285,560
Total other income	6,402,626	13,179,124

Income before income taxes	9,787,412	19,949,412

Income taxes	1,920,940	7,279,147

Net Income	$7,866,472	$12,670,265

Net loss attributable to noncontrolling interests	(75,965)	(151,274)
Net Income Attributable to Skybound Holdings LLC and subsidiaries	$7,942,437	$12,821,539

Other comprehensive income, net of provision for income taxes:
Foreign currency translation gain	(107,742)	(599,653)

Comprehensive income	$7,834,695	$12,221,886

Basic net income per interest	$16.87	$20.47
Diluted net income per interest	$11.85	$15.95

Weighted average interests outstanding - basic	470,863	626,248
Weighted average interests outstanding - diluted	670,164	803,733

See accompanying notes to unaudited consolidated financial statements.

9

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows

For the six month period ending June 30,	2023	2022

Cash Flows from Operating Activities:
Net income	$7,866,472	$12,670,265
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	115,194	124,897
Amortization	(250,920)	(99,641)
Unrealized gains in derivatives	-	(12,925,429)
Loss attributable to noncontrolling interests	75,965	151,274
Equity based compensation	1,090,080	1,496,299
Amortization of prepaid	250,920	815,680
Changes in operating assets and liabilities:
Accounts receivable, net	(1,306,468)	4,532,996
Distributed product receivable, (non-revenue)	28,341,007	-
Inventories, net	(564,561)	985,030
Prepaid expenses and other current assets	(3,973,473)	(1,965,520)
Capitalized software and IP development costs	(6,123,923)	(1,403,847)
Capitalized TV /film development costs	(1,905,551)	(469,639)
Accounts payable	1,408,252	(918,720)
Distributed product payable	(10,604,312)	(89,119)
Accrued liabilities and other liabilities	(3,989,314)	11,980,437
Tax liabilities	(228,638)	(26,370)
Deferred revenue	(572,382)	1,947,718
Net cash provided/(used) in operating activities	$9,628,348	16,806,311

Cash Flows from Investing Activities
Purchase of property and equipment	(484,424)	(47,445)
Intangible/IP development costs	(336,139)	(1,531,965)
Purchase of long term investments	(3,714,823)	(7,952,305)
Net cash provided/(used) in investing activities	$(4,535,386)	(9,531,715)

Cash Flows from Financing Activities
Repayment of line of credit	-	250,000
Redemption of common interests	(1,879,500)	(321,873)
Capital	18,764,377	2,574,840
Net cash provided/(used) by financing activities	$16,884,877	2,502,967

Effect of exchange rate changes on cash	(107,742)	(34,017)

Net increase in cash	$21,870,097	9,743,546

Cash - Beginning of Year	26,471,217	20,901,009
Cash - End of Year	$48,341,314	$30,644,555

See accompanying notes to unaudited consolidated financial statements.

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SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the Six Months Ending June 30, 2023 and 2022

1.	ORGANIZATION AND NATURE OF BUSINESS

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the “Company”), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies and serves customers worldwide. On December 1, 2022, the Company changed its name from Mr. Mango LLC to Skybound Holdings LLC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Blah Blah Boys, LLC; Boaty Boat Boat, LLC; Bumbio LLC; Dark Stories, LLC; El El See, LLC; Fakakta Studios, Inc.; howyaknow, LLC; Itchy Water, LLC; Shoe Leather Digital, Inc.; Skybound Game Studios, Inc.; Skybound Games Europe B.V.; Skybound Games UK Limited; Skybound Interactive, LLC; Skybound Japan K.K.; Skybound, LLC; Tea Hot LLC; This is JoJo LLC; and Viltrumite Pants, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company, directly or through its subsidiaries, have majority owned subsidiaries including the accounts of IBO, LLC, Skybound Galactic, LLC and Skybound Stories, Inc. The ownerships interest not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

Collectively, all the companies above are referred to as the “Company” throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (“B&C”), a related party owned by two members of the Company and from Spicy Sauce, LLC (“Spicy”), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees’ operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company does not have the power to direct activities of B&C or Spicy. The Company does not have the obligation to absorb losses or rights to receive benefits. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 8).

The determination of whether an entity is a VIE is based on the amounts and characteristics of the entity’s equity discussed in New Developments Summary 2017-03, “Step-by-step approach to applying the VIE consolidation model: Updated for ASU 2015-02, Amendments to the Consolidation Analysis,” discusses a step-by-step approach to determining whether a legal entity is a VIE and, if so, whether a reporting entity is the primary beneficiary of the VIE and should, therefore, consolidate the VIE under the guidance in ASC 810. Following this guidance, neither B&C nor Spicy would need to be reflected in the consolidated financial statements.

Noncontrolling Interests The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which requires that noncontrolling interests be reported as a separate component of members’ equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of income and comprehensive income.

11

Use of Estimates The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the periods then ended. Significant estimates affecting the consolidated financial statements include the capitalization and recovery of software, IP, and TV / Film development costs, revenues from contracts with customers and estimates related to revenue recognition when recognition is based on the inputs/time spent on the project, certain accrued expenses, valuation of equity related grants, derivative assets, and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.	Identify the Contract(s) with a Customer: A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s intent and ability to pay, which is based on a variety of factors including the customer’s historical payment experience and for new customers credit and financial information pertaining to the customer.

2.	Identify the Performance Obligations in the Contract: Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company must apply judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised goods or services are accounted for as a combined performance obligation.

3.	Determine the Transaction Price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration.

4.	Allocate the Transaction Price to the Performance Obligations in the Contract: If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (SSP) basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative SSPs. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. For subscription-based sales, if not sold stand-alone, the Company uses the residual method. Under the residual method, obligations with a SSP are first allocated their portion of consideration based on SSP and the amount remaining is applied to the remaining obligations.

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5.	Recognize Revenue: The Company disaggregates its revenue streams by type of service into three major categories that depict the nature, amount, timing, and uncertainty of revenues and related cash flows. The following depicts the primary revenue streams and recognition policies:

The Company generates revenue from the following sources:

●	Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

●	Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company’s IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

●	Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time and recognized as a % of completion against actual costs. After production wraps, the Company does not have the remaining performance obligations related to producing services.

Impact of Coronavirus Pandemic In December 2019, a novel strain of coronavirus disease (“COVID- 19”) was first reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. To date, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities to mitigate the spread of the virus, which have adversely impacted global commercial activity and have contributed to significant volatility in financial markets. The COVID-19 outbreak and associated responses could result in a material impact to the Company’s future results of consolidated operations, cash flows and financial condition; however, at this time the extent to which COVID-19 may impact the Company’s consolidated financial condition or results of operations is uncertain.

Cash and Cash Equivalents Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts, and the Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. Receivables are written off against the allowance for doubtful accounts in the year deemed uncollectible after all reasonable methods of collection have been exhausted. Allowance for doubtful accounts was deemed unnecessary as of June 30, 2023 and 2022.

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Distributed Products Receivable The Company’s distributed products receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 14 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable, The Company has no right of offset as the Company’s receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible.

Inventories Inventories consisting of work-in-process and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates average costing. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, ranging from three to fifteen periods.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, Equipment and vehicles	Three to ten periods

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statement of income for that period.

Recoverability of Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (“ASC 360”). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount that the carrying value of the asset exceeds its fair value. No impairment losses were recognized for the periods ended June 30, 2023, and 2022.

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Software Development Costs Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, this may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to a product’s release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of research and development costs. Capitalized costs for products that are canceled or are expected to be abandoned are charged to Development Costs.

Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue. As the lifetime revenue amount is a project that can change with updated expectations, amortization can fluctuate each month. Our software development costs are generally amortized in full within 24 months.

Film and TV Costs Film and TV costs include direct costs incurred and capitalized in the production of a film, including costs related to the creation of the story. Amortization begins once a project is completed and starts generating revenue.

IP Development Cost Development costs incurred for intellectual property are capitalized. Amortization begins once a project is completed and starts generating revenue. Costs are reviewed periodically for impairment.

Equity-Method Investments The Company has investments accounted for under equity method because management believes the Company has significant influence, but not control.

At-Cost Investments In accordance with FASB ASC Subtopic 321-10-35-2, Investments – Others – Cost Method Investments, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company will determine if the decline is other than temporary. If the decline is determined to be other than temporary, an impairment charge is recorded.

Derivative Instruments The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statement of income and comprehensive income.

Fair-Value of Financial instruments Three different asset levels were introduced by the U.S. FASB to bring clarity to corporations’ balance sheets. Level 1 assets include listed stocks, bonds, funds, or any assets that have a regular mark-to-market mechanism for setting a fair market value. These assets are considered to have a readily observable, transparent prices, and therefore a reliable fair market value. Level 2 assets are financial assets and liabilities that do not have regular market pricing, but whose fair value can be determined based on other data values or market prices. Level 3 assets are financial assets and liabilities considered to be the most illiquid and hardest to value. They are not traded frequently, so it is difficult to give them a reliable and accurate market price.

The Company’s forward purchase contract to acquire equity shares of 5th Planet Games is considered a free-standing derivative reported at fair value. 5th Planet Games shares are traded at Euronext, thus their shares are considered to have a readily determinable fair value. We estimated the fair value based on the fixed price per share and the closing price per share. We determine this derivative is a Level 2 instrument. We initially recorded the derivative at $2,714,403 and increased it by $1,415,471 to $4,129,874 at December 31, 2021. We increased the fair value by $10,695,457 during the year ended December 31, 2022 due to the significant increase in the underlying shares of 5th Planet Games. Upon each tranche invested, we transferred the fair value of the tranche derivative to the investment account. At June 30, 2023, the estimated fair value of the remaining derivative was $7.8 million and related to the final tranche - see note 6.

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The Company’s warrant to acquire shares of a private company (see note 7) are accounted for at fair value.

As of June 30,		2023	2022

5th Planet Games	Level 2	$7,797,546	$8,142,481
Private company (note 7)	Level 3	-	14,859,452

Debt Issuance Costs Debt issuance costs paid in connection with obtaining our line of credit financing are capitalized in assets and amortized using the straight-line method. Debt issue costs incurred for term debt are capitalized and amortized using the effective-interest method over the term of the related financing.

Deferred Offering Costs Prior to the completion of an offering, direct offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Adoption of the new lease standard on January 1, 2022 had a material impact on the Company’s consolidated balance sheet primarily related to the recognition of right-of-use assets of $7,625,736 and lease liabilities of $7,734,754 for operating leases in the consolidated balance sheet. The Company also reclassified deferred rent balances of $109,018 relating to the existing lease arrangements as of December 31, 2021, into the right-of-use asset balance as of January 1, 2022. The adoption of the new lease standard did not materially impact the Company’s consolidated statements of income and comprehensive loss or cash flows.

The components of lease expense within the consolidated statement of operations for the year ended June 30, 2023 are as follows:

Lease Costs Components

Year period ended December 31, 2022	June 30, 2023	June 30, 2022

Operating lease costs	$864,112	$663,146
Short term and other lease costs	149	(31,914)
Total lease costs	$864,261	$631,232

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Other Supplemental Information
June 30, 2023

Weighted-average remaining lease term in years	4.5
Weighted-average discount rate	8.9%

Advertising Advertising costs are expensed as incurred and amounted to $985,818 and $1,476,346 for the periods ended June 30, 2023 and 2022. Advertising costs are included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

Equity Incentive Plan During 2018, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to key employees and board members. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company granted 58,862 options as of June 30, 2023 and 44,238 grants as of June 30, 2022.

Foreign Currency Matters The functional currency of the Company is the United States dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The financial statements of the Company’s subsidiaries were translated to United States dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of income and comprehensive income.

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Income Taxes The Company’s operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management’s judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in “ASC 740”, Income Taxes which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are “more-likely-than-not” to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended June 30, 2023 and 2022.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. As of June 30, 2023 and 2022, the Company had no accruals for interest and penalties, and no such interest or penalties were recognized for the year then ended.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three periods and by state tax authorities for returns filed for the prior four periods, and no examinations are currently pending.

Sales Taxes Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs All costs of delivery are included in Cost of Sales. Delivery costs were $1,324,086 and $2,065,011 for the periods ended June 30, 2023 and 2022, respectively.

Basic and Diluted Income Per Share (Interests) The Company follows Financial Accounting Standards Board (“FASB”) ASC 260 Earnings per Share to account for earnings per share. Basic earnings per unit (“EPS”) calculations are determined by dividing net income (loss) by the weighted average number of interests of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common interests and dilutive common interest equivalents outstanding. Dilutive common interest equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period.

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The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the periods ended June 30, 2023 and June 30, 2022 respectively:

As of June 30,	2023	2022
Weighted average common shares outstanding used in calculating basic earnings per share	$470,863	$626,248
Effect of Series A and B preferred interests	151,579	143,621
Effect of Common Interest Appreciation Rights	2,606	2,606
Weighted average common shares outstanding used in calculating diluted earnings per share	670,164	803,733
Effect of outstanding Options	45,116	31,258
Net income as reported	$7,942,437	$12,821,539
Diluted income per Share	$11.85	$15.95

Recently Issued Accounting Pronouncements In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the consolidated balance sheets for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the consolidated statements of income. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. The Company is currently in the process of evaluating the potential impact of this new guidance, which is effective for the Company beginning on January 1, 2022.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”), which in conjunction with subsequent amendments issued by FASB amends the FASB’s guidance on the impairment of financial instruments. The ASU adds to US GAAP an impairment model (known as the “current expected credit loss model”) that is based on expected losses rather than incurred losses. For private companies, ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the timing and impact of adoption on the Company’s consolidated financial statements.

3.	INVENTORIES

Inventories are net of reserves and consist of the following:

As of June 30,	2023	2022
Finished goods	$4,446,165	$2,250,951
Work-in-process	-	697,316
Inventories, net	$4,446,165	$2,948,267

4.	SOFTWARE DEVELOPMENT AND CAPITALIZED PRODUCTION COSTS

The following table summarizes the components of software development and capitalized production cost balances:

		June 30, 2023
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software development costs completed	1-2	$5,942,814	$(1,398,929)	$4,543,885
Software development costs in process	n/a	3,248,408		3,248,408
Capitalized TV/Film production in process	n/a	5,392,512		5,392,512
Capitalized IP Development in process	n/a	3,303,386	-	3,303,386
Total capitalized development and production costs		$17,887,120	$(1,398,929)	$16,488,191

		June 30, 2022
	Average Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software development costs completed	1-2	$803,590	$(768,452)	$35,138
Software development costs in process	n/a	4,208,600	(49,821)	4,158,779
Capitalized TV/Film production in process	n/a	469,639		469,639
Total capitalized development and production costs		$5,481,829	$(818,273)	$4,663,556

The software development costs in process pertain to video games that are expected to launch in 2024 and 2025.

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5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of June 30,	2023	2022
Leasehold improvements	$59,028	$59,028
Furniture and fixtures	309,242	291,822
Computers	636,568	416,609
Machinery and equipment	1,327,355	927,782
Vehicles	300,000	300,000
Less: accumulated depreciation	(1,864,454)	(1,495,010)
Property and equipment, net	$767,739	$500,231

Depreciation expense related to property and equipment was $115,194 and $125,463 for the periods ended June 30, 2023 and December 31, 2021, respectively.

6.	EQUITY-METHOD INVESTMENTS

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provides an opportunity for the Company and 5th Planet Games to bring other games to market. The Company has entered into separate commercial deals outside of the investment agreement. In August 2021, we purchased 21,677,765 shares at $0.069 per share or $1,500,000. As of December 31, 2021, the Company’s ownership in 5th Planet Games was 16.9%.

In April 2022, we purchased 36,129,608 shares at $0.061 per share or $2,439,828. In August 2022, the Company completed three investment tranche payments for a total of 101,162,903 shares at $0.07 per share or $6,721,144, increasing the Company’s ownership to 48.7%. As of June 30, 2023 the Company has significant control over 5th Planet Games. The final tranche payment will be in September 2023 at which point the Company will have over 50% ownership in 5th Planet Games. This forward purchase agreement is accounted for as a derivative. We determined the estimated fair value in June 30, 2023 and 2022 to be approximately $7.8 million and $8.1 million, respectively.

In September 2023, the Company has the obligation to make its fourth and final tranche to purchase additional interests of 50,581,452 shares which is estimated at approximately $3.5 million.

The Company has the opportunity to acquire additional shares at NOK 0.90, per share, in the event 5th Planet Games’ market capitalization reaches the following amounts:

		Upon Market	Upon Market
	Milestone	Value of	Value of
	Warrants	(NOK)	(USD equiv)
Tranche 1	4,241,438	$60,000,000	$6,708,000
Tranche 2	4,241,438	75,000,000	8,385,000
Tranche 3	4,241,438	100,000,000	11,180,000
Tranche 4	4,241,438	125,000,000	13,975,000
Tranche 5	14,138,130
	31,103,882

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Mega Cat Studios

In August 2022, the Company entered into a multi-tranche investment and made the first tranche payment of $2,000,000 for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios, a private video game development company. Game development resources are extremely tight, so this investment allows the Company to lock in future product flow more reliably. As of June 30, 2022, the Company had 14.3% ownership of Mega Cat Studios (on a fully diluted basis). The Company made its second tranche payment in February 2023 and final tranche payment in June 2023. As of June 30, 2023, the Company has 30.43% ownership (on a fully diluted basis). We determined that we have significant influence over operating decisions of Mega Cat Studios.

7.	INVESTMENTS, AT COST

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company’s common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million was allocated as follows; $8,085,000 to the contract rights with a remaining term of approximately two periods recognized as royalty income and $8,415,000 for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company. The warrants had an expiration date in April 2033. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC No. 815 “Derivatives and Hedging”. The Company determined the derivative value for the period ended June 30, 2023 to be $10,401,617. On February 21, 2023, the Company exercised the warrant to purchase 481,824 shares at $0.01 per share.

In May 2023, the Company was notified that the private company was being acquired, which acquisition would trigger the sale of the Company’s holdings. The Company sold the shares in the private company for $21,417,077, resulting in an expected gain of $5,502,430.

C2X Investment

On March 10, 2022, the Company invested $750,000 in cryptographic tokens called C2X. Per the agreement, twelve months after the effective date the Company will start to receive $375,000, in the agreed upon crypto currency, every quarter, for two periods. The company received the first installment of $375,000 on March 17, 2023. The second installment of $375,000 was received June 17, 2023.

Telltale Investment

On November 15, 2022, the Company entered into a simple agreement for future equity with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company invested $2,000,000. The SAFE was converted into 3,872,966 shares of Series A Preferred Stock at $0.5164 per share in connection with the privately held company’s Series A Financing in January 2023.

8.	ACCRUED LIABILITIES

The Company accrues for all expenses incurred but not billed.

As of December 31,	H1 2023	H1 2022
Accrued royalties and commissions	$6,329,127	$4,279,524
Accrued software development	26,134	-
Accrued compensation and related benefits	2,330,573	5,379,593
Accrued TV/film development	-	-
Accrued professional fees	47,691	45,944
Accrued distributed product payable	73,181.60	-
Accrued sales taxes, VAT and other	65,112	4,603,111
Accrued liabilities	$8,871,820	$14,308,172

The Company has a royalty agreement with one of its members (see note 11).

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9.	LINE OF CREDIT

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $8,000,000. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate shall in no event be less than 3.75% per annuum. The interest rate as of June 30, 2023 and 2022 was 8% and 4.5%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on September 25, 2023. The outstanding balance on the line was $0 and $250,000 for the periods ending June 30, 2023, and 2022, respectively. The Company believes it is in compliance with or has received waivers for all of the restrictive covenants on June 30, 2023.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense.

10.	BACKSTOP ARRANGEMENT

On September 25, 2020, the Company entered into an unsecured agreement with one of its members to advance up to $5,000,000 to East West Bank, the lender on the Company’s revolving line of credit (“Backstop Note”). The Backstop Note accrues interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company is unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note are able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Interest price.

In addition to the convertible note and as part of the Backstop arrangement, the Company issued 1,724 warrants to purchase Common interests in the Company for an aggregate exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. Fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

11.	MEMBERS’ EQUITY

Series A Preferred Interests During the year ended December 31, 2020, the Company issued Series A Preferred Interests at a value of $289.86 per Interest. Series A Preferred Interests will receive preference in liquidation over Common Interests up to $289.86 per Interest, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred interests are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Preferred interests can convert into Common interests on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred interests or mandatorily upon Initial Public Offering. Series A Preferred interests also have certain voting privileges such as approval of mergers, liquidation of the company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

Series B Preferred Interests During the year ended December 31, 2021, the Company issued Series B Preferred Interests at a value of $290.31 per Interest. Series B Preferred Interests will receive preference in liquidation over Common Interests up to $290.31 per Interest, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Series B Preferred Interests have liquidation, dividend, conversion and voting rights similar to Series A Preferred Interests except for conversion of Series B Preferred Interests into Common interests is subject to approval by the holders of a majority of the outstanding Series B Preferred Interests.

Common Interests Common Interests were granted to the founding members of the Company. Common Interests have also been issued, and the Company anticipates that it will in the future issue Common Interests, in connection with certain strategic transactions and initiatives, including, but not limited to, the 2023 Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference in the Series B Preferred Interests has been met, Common Interests will receive distribution pro-rata with all members according to the number of Interests held, subject to the total return cap applicable to the Series A Preferred Interests and Series B Preferred Interests. During the half years ended June 30, 2023 and 2022, the Company issued 35,687 and 790 Common Interests, respectively. The Company redeemed an aggregate of 3,759 and 1,101 Common Interests for the half years ended June 30, 2023 and 2022, respectively.

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Warrants In connection with the issuance of Preferred Interests with one of its members, in December 2019, the Company issued 1,825 warrants to purchase Series A Preferred Interests. The warrants have an exercise price per Interest of $547.77 and an aggregate purchase price of $1,000,000. The warrants vest over four periods in the following manner: 453 Interests at December 13, 2020; 460 Interests at December 13, 2021; 452 Interests at December 13, 2022; and 460 Interests at December 13, 2023. At June 30, 2023, the Company had 1,825 warrants outstanding and 1,365 that were exercisable. The fair value of the warrants was estimated at issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $7,750, recorded in members’ equity upon issuance as the warrants will be settled with Series A Preferred Interests. The company recorded $3,844 in 2022 and will record $3,905 in December 2023.

Acquisition on Noncontrolling Interests On November 24, 2021, Skybound Holdings LLC increased its ownership interest in Skybound Game Studios, Inc. from 70% to 100% by issuing Common Interests to the holders of the minority interests. The aggregate number of Common Interests issued by the Company to both parties was 2,284.

On November 24, 2021, the Company also issued to the former holders of minority interests in Skybound Game Studios, Inc. interest appreciation rights referred to as Common Interest Appreciation Rights (CIARs). Each party received 93,658 CIARs. 20% of CIARs vested immediately on the grant date and 5% of the granted CIARs vest at the end of each successive 3-month period commencing July 1, 2021 through July 1, 2025, according to the terms of Common Interest Appreciation Rights Agreement (CIAR Agreement). As of June 30, 2023, the CIARs were 60% vested. The grant date fair value of $5,561,206 was based on a market approach valuation of which $2,224,482 and $3,336,724 was yet to be amortized as of June 30, 2023 and 2022, respectively.

The Company recognizes the vesting of CIARs, post-acquisition date on November 24, 2021, as compensation expense for post-acquisition services, measured at fair value on the grant date. The Company recognized $556,121 of expense for both periods ending June 30, 2023 and 2022, respectively. The Company will recognize the compensation expense ratably from the grant date of November 24, 2021 through the end of the vesting period of July 1, 2025.

Terms of the CIAR Agreement define certain contingent redemption by the Company including potential redemption of vested CIARs in cash.

Incentive Plan The Company has reserved 99,300 Common Interests for issuance under the Company’s 2019 Equity Incentive Plan.

In 2022, the Company entered into agreements to issue 57,224 options under the Company’s 2019 Equity Incentive Plan. In 2022, 5,692 of those options were exercised through a cashless transaction, resulting in 1,422 Common Interests issued. This includes an immaterial correction made to the December 31, 2022 disclosure.

On October 24, 2022, the requisite members of the Company approved a forward interest split for which 7.18732 Interests will be exchanged for each Common and Preferred Interest held. All Interests and related amounts have been retroactively restated for all periods presented.

As of June 30, 2023, the Company has issued 58,862 options under the Company’s 2019 Equity Incentive Plan and 45,116 options were issued and outstanding.

Equity-Based Compensation The Company’s 2019 Equity Incentive Plan (the “Plan”) permits the granting of interest options to its employees, directors and consultants, for up to 99,300 Common Interests. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Interests in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all share-based payments to employees and board members be recognized in the consolidated statement of income and comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company granted 1,638 and 38,085 options for the periods ended June 30, 2023 and 2022, respectively. As of June 30, 2023, 48,492 Common Interests were available for grant under the Plan.

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The following is a roll forward of the outstanding options to purchase Common Interests:

Unvested Options Rollforward
	Common Units
	2023	2022
Nonvested at June 30,	-	-
Granted	58,862	44,238
Vested	(12,912)	(5,851)
Cancelled and forfeited	(7,576)	(3,658)
Nonvested at June 30, 2023	38,374	34,729

The below schedule shows how equity-based compensation is allocated:

Period Ended June 30, 2023

Research and development	$315,261	12%
Sales and Marketing	353,609	14%
General and administrative	1,948,226	74%
Total	$2,617,096	100%

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of subjective assumptions regarding the fair value of common interests, expected volatility, expected term, risk free-rate and dividend yield as follows:

	Common Units
			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life (Yrs.)
Outstanding at December 31, 2022	-	$-	-
Granted	58,862	145.16	8.9
Exercised	(5,692)	145.16	8.7
Canceled/Forfeited	(8,054)	145.16	8.7
Outstanding at June 30, 2023	45,116	$145.16	8.9

Fair Value of Common Interests

Because there was no public market for the Company’s Common Interests, the Company’s management, with the assistance of a third-party valuation specialist, determined the fair value of the Company’s Common Interests at the time of the grant of interests options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common interests and preferred interests, the rights and preferences of the preferred interests and prospects of a liquidity event, among other factors. The fair value of the Company’s Common Interests was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

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Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its Common Interests.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

Using the 409A valuation as of December 31, 2022, management has determined that the Common Interests have a value of $350.00 per Interest resulting in total compensation cost of $20,601,700. Compensation cost will be recognized over the eight-year service period that began January 1, 2021.

The following is a summary of a range of assumptions for options granted during the year ended June 30, 2023:

Assumptions for Stock-Based Compensation
Risk-free interest rate	3.79% - 3.81%
Expected life (in years)	6.1 - 6.6
Dividend yield	0
Expected volatility	65% - 66%

Regulation A Offering On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of its limited liability company common equity interests. As of June 30, 2023, the Company closed on the sale of 35,687 Common Interests at $500 per Interest, for $17,843,500 in connection with its Regulation A offering. The sale of these Interests was subject to the terms and condition of the offering circular, including certain escrow requirements. As of June 20, 2023, the Company received net cash of $14,184,514 and held $1,694,793 in escrow. To date, the Company has paid $1,241,222 in commission and fees related to the sales and will realize net proceeds of $16,602,278.

Incremental direct costs incurred to issue interests classified as equity, such as underwriting, accounting and legal fees, printing costs, and taxes, were treated as a reduction of the proceeds. Management salaries and other indirect costs related to the issuance were expensed as incurred.

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12.	RELATED PARTY TRANSACTIONS

In April 2021, the Company became a guarantor on a mortgage loan for B&C. The loan balance as of June 30, 2023 and 2022 amounted to $18,852,790 and $19,413,019, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2023 and 2022 were $92,629 and $90,813, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent due to B&C totaled $0 and $90,813 as of June 30, 2023 and 2022, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of June 30, 2023 and 2022, B&C owes the Company $388,383 and $287,286, respectively, for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

In July 2021, the Company became a guarantor on a mortgage loan for Spicy. The loan balance at both June 30, 2023 and 2022 amounted to $8,0240,000. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2022 and 2023 were $46,920. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent due to Spicy was $0 at both periods ending as of June 30, 2023 and 2022.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. As of June 30, 2023 and 2022, Spicy owes the Company $524,267 and $748, respectively, for building improvements recorded in Due from Related Parties on the consolidated balance sheet.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $3,626,297 and $1,654,905 was incurred for the periods ended June 30, 2023 and June 30, 2022, respectively.

As of June 30, 2023 and 2022, the Company had outstanding related party loan receivables in the amount of $1,795,705 and $345,754, respectively. The Company calculates interest ranging from 2.05% to 3.92% per annum. The loans can be paid off any time prior to their relative due dates.

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300,000, which is payable by Mr. Howe on demand by the Company. The Company entered into a loan agreement with each officer, David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500,000 and secured by a pledge of 1,000 common membership interests held by each such executive officer (or, in the case of David Alpert, the Peanut & Pookie Family Trust, and, in the case of Robert Kirkman, the Kirkman Family 2014 Trust).

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13.	COMMITMENTS AND CONTINGENCIES

Operating Leases The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through December 2026. Total rent expense to related parties was $855,196 and $705,705 for the periods ended June 30, 2023, and 2022, respectively (see Note 12). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

The following is a summary of future annual minimum lease payments on all operating leases as of June 30, 2023:

Future Minimum Lease Payments
Fiscal year:
H2 2023	$849,023
2024	1,734,522
2025	1,753,999
2026	1,786,048
2027	618,594
Thereafter	789,575
Total undiscounted future lease payments	7,531,761
Less: imputed interest	(1,320,913)
Less: current portion of lease liabilities	(1,229,662)
Long-term lease liabilities	$4,981,186

Litigation The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The company addresses such possible infringement in the ordinary course of business consistent with advice of the Company’s counsel.

In January 2022, a lawsuit was filed in federal court against a principal of the Company by a colorist who performed services on a comic book. Neither the Company nor any of its subsidiaries are parties to the lawsuit, however, the lawsuit does list a principal of the Company and the Company’s subsidiaries commercialize the involved IP.

14.	REVENUES

The company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenue for June 30, 2023.:

For the period ending June 30,	2023	%	2022	%
Physical product sales	$12,500,508	26%	$7,275,914	15%
Digital product sales	3,174,731	7%	3,442,274	7%
Licensing and royalty	13,653,815	29%	13,135,928	28%
Services	16,033,742	34%	21,653,919	46%
Other	1,876,284	4%	1,828,925	4%
Net sales	$47,239,080	100%	$47,336,960	100%

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The following table represents the Company’s revenue for June 30, 2023, The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a “point-in-time” and from sources that are recognized “over-time and other” were as follows:

As of June 30,	2023	2022
Point in time (1)	37%	27%
Over time and other (2)	63%	73%
Net sales	100%	100%

(1)	Revenue recognized at a “point-in-time” is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.
(2)	Revenue recognized “over-time and other revenue” is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company’s sales by geographical region for the periods ended June 3, 2023 and 2022:

As of June 30,	2023	%	2022	%
Asia	$7,956,435	17%	$8,278,782	17%
Europe	5,228,730	11%	3,418,299	8%
Middle East	274,280	0%	(8,174)	0%
North America	33,384,378	71%	35,540,312	75%
Oceania	371,103	1%	99,567	0%
South America	24,154	0%	0	0%
Total sales	$47,239,080	100%	$47,328,786	100%

In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenue for June 30, 2023 and 2022, respectively:

Deferred revenue rollforward for period ending June 30, 2023

	Beginning Balance		New Transactions	Revenue	Ending Balance
Physical product		$2,003,093	$375,004	$(1,305,805)	$1,072,292
Licensing and royalties		4,729,767	4,334,288	(2,756,004)	6,308,051
Services		5,883,296	12,726,852	(13,946,717)	4,663,431
	$-	12,616,156	$17,436,144	$(18,008,526)	$12,043,774

Deferred revenue rollforward for period ending June 30, 2022

	Beginning Balance		New Transactions	Revenue	Ending Balance
Physical product		$1,997,342	$263,722	$(1,580,312)	$680,752
Licensing and royalties		5,997,726	1,386,000	(3,477,205)	3,906,521
Services		3,285,244	22,064,532	(16,709,019)	8,640,757
	$-	11,280,312	$23,714,254	$(21,766,536)	$13,228,030

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Future annual revenues from deferred revenues are as follows:

H2 2023	2024	2025	2026
$9,082,256	$1,332,541	$927,587	$701,390

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

In 2020, the Company entered into an agreement with PUBG (Krafton, Inc), to offer two periods of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement, the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company purchases inventory, facilitates sales through the Company customers, invoices for the revenue, and collects payment of those invoice. The Company receives a fee of $1 per unit of physical sales and $0.60 per unit of digital sales. The Company recognized revenue upon sale of the product, which is initiated once the invoice is raised. The Company kept the receivables in an account separate from trade receivables to reflect the funds collected on behalf of PUBG (Krafton, Inc). In addition, The Company, also records the initial liability to the PUBG (Krafton, Inc).

At the end of June 30, 2023, the Company held $791,569 of third party receivables, related to the August 1, 2020 agreement with PUBG (Krafton, Inc) for an upcoming game, which launched on December 1, 2022.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

As of June 30,	2023	2022
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,509	$8,639
Cash paid for income taxes	$209,586	$62,752
Non cash investing and financing activities:
Common interest appreciation rights inssued to acquire NCI	$556,121	$556,121
Derivatives received in exchange of license	$542,880	$2,714,403
Issuance of ESOP	$533,959	$825,594
Cashless exercise of options	$-	$114,584

16.	EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) retirement plan (the “Plan”) that covers eligible employees of the Company. Under the terms of the Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $215,078 and $135,944 for periods ended June 30, 2023 and 2022, respectively. which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee’s 401(k) contributions after three months of employment, based on contributions up to 4%.

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17.	SUBSEQUENT EVENTS

The Company evaluated subsequent events that occurred from July 1, 2023 through the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below:

On July 17, 2023, the Company acquired an exclusive worldwide license for the “Spike and Mike” library and a 2-year option to purchase the “Spike and Mike” library. The Company paid an advance of $150,000, which advance is recoupable against future royalties from the exploitation of the “Spike and Mike” library. After recoupment of the advance, the Company and the licensor will have a 70/30 revenue split.

On July 19, 2023, Skybound Stories, Inc., a majority-owned joint venture of the Company, redeemed approximately 27% of the issued and outstanding capital stock of Skybound Stories, Inc.

On August 2, 2023, the Company commenced arbitration proceedings against a former service provider in connection with such former service provider’s breach of a settlement agreement. The former service provider has outstanding payment obligations to the Company in the principal amount of $334,959, plus accrued interest and costs and expenses (including, but not limited to, attorneys’ fees and arbitration costs).

On August 3, 2023, the Company entered into an amended and restated credit agreement with East West Bank for a 3-year senior secured revolving credit facility which permits borrowings up to $10,000,000, which credit facility may be increased up to $20,000,000 via an accordion feature. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annuum. The credit facility is guaranteed by the direct and indirect wholly-owned subsidiaries of the Company and secured by substantially all of the Company’s and its wholly-owned subsidiaries’ negotiable collateral and intellectual property collateral. On August 30, 2023, the Backstop Note was terminated.

On August 8, 2023, the Company redeemed 483 Common Interests from each of David Alpert (through the Peanut & Pookie Family Trust), Jon Goldman (through the Goldman/Gross Family Trust), and Robert Kirkman (through the Kirkman Family 2014 Trust), at a price of $500 per Common Interest, for an aggregate of 1,449 Common Interests redeemed and a total redemption price of $724,500.

On August 31, 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961,034 and secured by a pledge of 4,000 Common Interests held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. On August 31, 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $653,678 and secured by a pledge of 1,100 Common Interests held by Mr. Murray.

The Company commenced a European crowdfunding campaign on the Seedrs platform in September 2023, which is expected to close by mid-October 2023. The Company is currently exploring crowdfunding opportunities in the Canadian market.

On September 6, 2023, the Company acquired 51% of Sagafilm ehf., an Icelandic production company (“Sagafilm”) in exchange for $1,700,000 in cash and 6,800 Common Interests in the Company. In addition, 5th Planet Games A/S, a Danish stock company in which the Company indirectly holds a majority ownership interest (“5th Planet Games”), acquired 24% of Sagafilm in exchange for $800,000 in cash and 9,537,655 shares of 5th Planet Games.

On September 7, 2023, the Company made its final payment of a multi-tranche investment in 5th Planet Games, in the amount of $2,883,396. The Company now indirectly holds a majority ownership interest in 5th Planet Games.

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ITEM 4. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

1.1	Engagement Agreement with OpenDeal Broker LLC*
2.1	Certificate of Amendment*
2.2	Sixth Amended and Restated Limited Liability Operating Agreement*
2.3	First Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.4	Second Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.5	Third Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.6	Fourth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
3.1	Warrant to Purchase Shares of Common between Bumbio LLC, Skybound Interactive, LLC, and Scopely, Inc.*
4.1	Subscription Agreement*
6.1	Secured Loan Agreement between Mr. Mango LLC and Ian Howe*
6.2	Investment Agreement between 5th Planet Games A/S and Skybound Game Studios, Inc.*
6.3	Master Agreement between East West Bank and Skybound Game Studios*
6.4	Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.5	Amended Schedule A to the Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**

*Previously filed as an exhibit to the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm.

** Previously filed as an exhibit to the Skybound Holdings LLC Annual Report Pursuant to Regulation A on Form 1-K dated April 12, 2023 (Commission File No. 24R-00809) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315223011894/0001493152-23-011894-index.html.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on September 28, 2023.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-SA has been signed on September 28, 2023, by the following persons on behalf of the issuer and in the capacities indicated.

/s/ David Alpert
Name:	David Alpert
Title:	CEO, Secretary, and Manager

/s/ Jon Goldman
Name:	Jon Goldman
Title:	Chairman and Manager

/s/ Robert Kirkman
Name:	Robert Kirkman
Title:	Chairman, Chief Creative Officer, and Manager

/s/ Carmen Carpenter
Name:	Carmen Carpenter
Title:	Manager

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